UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Changes of 15% or More in Revenue or Profit

The preliminary results shown below may differ from the final results, which remain subject to audit by the external auditor of SK Telecom Co., Ltd. (the “Company”).

1. Basis: Consolidated

2. Details of Changes (in thousands of Won, except percentages)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)
Operating Revenue	17,304,973,291	16,748,585,314	556,387,977	3.3
Operating Income	1,612,069,519	1,387,161,920	224,907,599	16.2
Profit from Continuing Operations Before Income Tax	1,236,152,084	1,718,190,820	(482,038,736)	(28.1)
Profit for the Period	947,830,928	2,418,988,751	(1,471,157,823)	(60.8)

3. Financial Position (in thousands of Won, except percentages)	Current Fiscal Year		Previous Fiscal Year
Total Assets	31,308,260,984		30,911,276,640
Total Liabilities	19,153,066,586		18,576,138,616
Total Shareholders’ Equity	12,155,194,398		12,335,138,024
Capital Stock	30,492,716		30,492,716
Ratio of Total Shareholders’ Equity to Capital Stock (%)	39,862.6		40,452.7

4. Main Reasons for Changes in Revenue or Profit/Loss

•  Increase in operating income due to improvement in the
results of operations of the Company’s wireless
telecommunications business.

•  Decrease in profit from continuing operations before
income tax due to a one-time increase in non-operating
income in the previous fiscal year, which increase was not
repeated in the current fiscal year.

•  Decrease in profit for the period due to the effect of profit from discontinued operations relating to the horizontal
spin-off of SK Square Co., Ltd. from the Company in the
previous fiscal year (the “Spin-off”).

5. Date of the resolution by the Board of Directors	February 7, 2023

• Attendance of external directors	Present: 5 Absent : 0

• Attendance of audit committee member that is not an external director	—

6. Other important matters relating to an investment decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea.

•  The preliminary results for the previous fiscal year set forth in this report were restated to reflect the effects of the Spin-off.

•  The preliminary results set forth in this report may be subject to change based on the results of the audit by the Company’s external auditor and the approval at the general shareholders’ meeting.

Additional Disclosure
	Basis	Current Fiscal Year	Previous Fiscal Year
Equity attributable to the owners of the parent company (in thousands of Won)	Consolidated	11,318,318,732	11,579,345,877
Ratio of Equity attributable to the owners of the parent company to Capital Stock (%)	Consolidated	37,118.1	37,974.1
Operating Revenue (in thousands of Won)	Separate	12,414,587,521	12,102,830,302

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: February 8, 2023